

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP4628

August 3, 2009

Mr. Michael W. Kinley
Chief Financial Officer
Cardero Resource Corp.
#1920 – 1188 West Georgia Street
Vancouver, British Columbia, V6E 4A2

> **Re: Cardero Resource Corp.**
>   **Form 20-F for Fiscal Year Ended October 31, 2008**
>   **Filed April 30, 2009**
>   **File No. 1-32345**

Dear Mr. Kinley:

 We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended October 31, 2008

General

1.   Please number your pages in future filings.

Financial Statements

Note 15 – Differences Between Canadian and United States GAAP

(a) Differences in Accounting Principles

2.   We note that you identify GAAP differences impacting total assets and net loss, pertaining to mineral property costs. Please disclose the extent to which your reconciliation adjustments relate to acquisition costs and exploration costs separately; and identify the projects for which costs continue to be capitalized under U.S. GAAP.

Please ensure that your disclosure in Note 5 includes sufficient details of your project work status or plans to understand the continued capitalization of these costs. It would also be helpful to show in Note 5 the acquisition costs and exploration costs included in total costs capitalized under Canadian GAAP at each balance sheet date.

Engineering Comments

General

3.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or in press releases to measures other than proven and probable reserves, as defined by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Risk Factors

4.   Given the status of your properties, it would be appropriate to include risk factors that address risks commonly associated with reserve estimates that are based only on a pre-feasibility study. Please address the risks associated with the following points:

- The limited amount of drilling completed to date.

- The process testing is limited to small pilot plants and bench scale testing.

- The difficulty obtaining expected metallurgical recoveries while operating only pilot plants, prior to having facilities and operations of commercial scale.

- The preliminary nature of the mine plans and processing concepts.

- The preliminary nature of operating and capital cost estimates.

- The status of metallurgical flow sheets and recoveries in development.

- Your history of preparing pre-feasibility studies including assumptions with have typically underestimated capital and operating costs.

Mineral Resource Estimate

5.   Please disclose the total amount of drilling to date, total drill holes, and the average drill hole spacing used to determine your resource estimates of tonnage and grade.

6.   We believe that mineral resources must have reasonable prospects for economic extraction prior to being reported. For both operating mines and undeveloped properties, any reportable estimates must be delimited using an economically based cutoff to differentiate resources from mineralization. Several of your resource estimates found in table 2 are lower than you economic cutoff of 15% iron and we see that you are providing only an estimate of geologically available mineralization. Please remove all resource estimates that are lower than your economically derived cutoff, and state the assumed iron ore price used to determine your cutoff grade. If you choose to provide us with revised estimates of resources based on an economic cutoff, also submit your calculations and any additional information necessary to support your conclusions.

Cost Estimates

7.   While disclosing projections of future performance may be helpful under some circumstances, you should have a reasonable basis for such projections. We do not believe that the resource estimates associated with your preliminary economic assessment provide a sufficient basis for some of the financial projections that you disclose because you have not yet demonstrated the economic viability of your mining plan. These disclosures imply the existence of reserves, which you do not have. Given the disclosure guidance in Instruction 1(b)(ii) to Item 4.D of Form 20-F, which generally precludes disclosing estimated values of reserves, we believe you should remove disclosures including the Net Present Value (NPV) of mineral properties and projects which are not based on estimates of proven or probable reserves, and any other financial information that is based on the possible development of your resources, such as estimates of future operating cash flow, operating costs, net present value, and payback period.

Closing Comments

         Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief